Exhibit 99.1
FREESEAS INC.

FREESEAS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts are expressed in thousands of United States dollars, except for share and per share data )

	September 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,786	$3,378
Trade receivables, net	3,257	812
Insurance claims	9,344	17,807
Due from related party	1,356	1,634
Inventories	662	579
Back log assets	—	907
Restricted cash	1,741	1,095
Prepayments and other	682	972

Total current assets	$19,828	$27,184

Fixed assets, net	274,691	275,405
Deferred charges, net	2,689	3,772
Restricted cash and time deposits	1,500	1,500

Total non-current assets	$278,880	$280,677

Total Assets	$298,708	$307,861

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$11,633	$10,916
Accrued liabilities	1,741	11,347
Due to related party	37	12
Unearned revenue	379	1,320
Derivative financial instruments — current portion	601	473
Deferred revenue — current portion	1,032	—
Bank loans — current portion	17,341	26,700

Total current liabilities	$32,764	$50,768
NON-CURRENT LIABILITIES:
Derivative financial instruments — net of current portion	793	1,337
Deferred revenue — net of current portion	398	1,251
Bank loans — net of current portion	120,409	133,650

Total long-term liabilities	$121,600	$136,238

Commitments and Contingencies
SHAREHOLDERS’ EQUITY:
Common stock	$31	$21
Additional paid-in capital	126,580	110,322
Retained earnings	17,733	10,512

Total shareholders’ equity	$144,344	$120,855

Total Liabilities and Shareholders’ Equity	$298,708	$307,861

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 and 2008
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2009	2008
OPERATING REVENUES	$43,000	$45,900

OPERATING EXPENSES:
Vessel operating expenses	(12,266)	(12,178)
Voyage expenses	(3,217)	(2,427)
Depreciation expense	(11,996)	(8,980)
Amortization of deferred dry docking and special survey costs	(1,201)	(518)
Management fees to a related party	(1,312)	(1,614)
Stock-based compensation expense	(9)	(82)
General and administrative expenses	(2,496)	(2,013)

Income from operations	$10,503	$18,088

OTHER INCOME (EXPENSES):
Interest and finance costs	$(3,515)	$(4,093)
Loss on debt extinguishment	—	(639)
Change in derivative financial instruments’ fair value	416	(90)
Interest income	23	573
Other	(205)	(13)

	$(3,281)	$(4,262)

Net income	$7,222	$13,826

Basic earnings per share	$0.31	$0.66
Diluted earnings per share	$0.31	$0.62
Basic weighted average number of shares	23,525,298	20,950,346
Diluted weighted average number of shares	23,525,298	22,330,808
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2009	2008
Cash Flows from Operating Activities:
Net income	$7,222	$13,826

Adjustments to reconcile net income to net cash

Depreciation	11,996	8,980
Amortization of deferred charges	264	189
Provision for charterers’ claims	150	88
Amortization of dry docking and special survey costs	1,201	518
Compensation cost for stock options granted	9	82
Loss on debt extinguishment	—	639
Change in derivative financial instruments’ fair value	(416)	90
Amortization of back log assets	907	219
Amortization of deferred revenue	179	(466)

Changes in:
Trade receivables	(2,445)	(419)
Insurance claims	8,463	(5)
Due from related party	278	(543)
Inventories	(83)	(112)
Prepayments and other	290	(681)
Accounts payable	717	6,836
Accrued liabilities	(9,756)	(8,156)
Due to related party	25	—
Unearned revenue	(941)	748
Dry-docking and special survey costs	(343)	(2,352)

Net Cash from Operating Activities	$17,717	$19,481

Cash Flows from Investing Activities:
Vessel acquisitions	(11,282)	(182,539)
Advances for vessel acquisitions	—	—

Net Cash used in Investing Activities	$(11,282)	$(182,539)

Cash Flows from Financing Activities:
Increase in restricted cash	(646)	(1,150)
Proceeds from long-term loan	—	153,650
Payments of bank loans	(22,600)	(38,500)
Payment of shareholders loans	—	2,086
Proceeds from follow-on offering	16,911	—
Share issuance costs	(653)	—
Common Stock dividends	—	(11,569)
Deferred financing costs	(39)	(734)

Net Cash from (Used in) Financing Activities	$(7,027)	$103,783

Net decrease in cash and cash equivalents	$(592)	$(59,275)

Cash and cash equivalents, beginning of period	$3,378	$63,394

Net change in cash	$(592)	$(59,275)

Cash and cash equivalents, end of period	$2,786	$4,119

Supplemental Cash Flow Information:
Cash paid for interest	$3,556	$2,459
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are expressed in thousands of United States dollars, except for share data)
1. Financial Statements
The accompanying unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries.
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding Company of ship-owning companies. Hereinafter, the consolidated companies referred to below will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the nine-month period ended September 30, 2009, the Group owned and operated eight Handysize and two Handymax dry bulk carriers as listed below:

					Date of	Date of
Vessel Name	Owning Company	Type	Dwt	Built	Acquisition	Disposal

M/V Free Destiny	Adventure Two S.A.	Handysize	25.240	1982	4-Aug-04	N/A
M/V Free Envoy	Adventure Three S.A.	Handysize	26.318	1984	29-Sep-04	N/A
M/V Free Fighter	Adventure Four S.A.	Handysize	38.905	1982	14-Jun-05	27-Apr-07
M/V Free Goddess	Adventure Five S.A.	Handysize	22.051	1995	30-Oct-07	N/A
M/V Free Hero	Adventure Six S.A.	Handysize	24.318	1995	3-Jul-07	N/A
M/V Free Knight	Adventure Seven S.A.	Handysize	24.111	1998	19-Mar-08	N/A
M/V Free Jupiter	Adventure Eight S.A.	Handymax	47.777	2002	5-Sep-07	N/A
M/V Free Impala	Adventure Nine S.A.	Handysize	24.111	1997	2-Apr-08	N/A
M/V Free Lady	Adventure Ten S.A.	Handymax	50.246	2003	7-Jul-08	N/A
M/V Free Maverick	Adventure Eleven S.A.	Handysize	23.994	1998	1-Sep-08	N/A
M/V Free Neptune	Adventure Twelve S.A.	Handysize	30.838	1996	25-Aug-09	N/A
On August 5, 2009 the Company purchased the M/V Free Neptune from an unaffiliated third party for approximately $11,000 plus direct purchase expenses of $282. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The M/V Free Neptune contributed $89 to the Group’s net revenue for the period ended September 30, 2009.
The Company’s fleet is managed by Free Bulkers S.A., a Marshall Islands company, (“Free Bulkers”), owned by the chief executive officer of FreeSeas. Free Bulkers is not included in the consolidation.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These condensed consolidated financial statements have been prepared on the same basis; should be read in conjunction with the financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2009; and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.
The consolidated balance sheet as of December 31, 2008 has been derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
2. Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC” or “Codification”) 105, “Generally Accepted Accounting Principals” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). ASC 105 establishes the FASB Codification as the single source of authoritative nongovernmental U.S. GAAP. The Codification has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with U.S. GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in it will not be authoritative. However, rules and interpretive releases of the Securities Exchange Commission (“SEC”) issued under the authority of U.S. federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. ASC 105 is effective for interim and annual reporting periods ending after September 15, 2009. Therefore, beginning with the quarter ended September 30, 2009, all references made by the Company to U.S. GAAP in the consolidated financial statements now use the new Codification numbering system. The Codification does not change or alter existing U.S. GAAP and, therefore, it does not have an impact on Company’s financial position, results of operations and cash flows.
In December 2007, the FASB issued accounting guidance contained within ASC 810 “Consolidation”, regarding noncontrolling interests (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”). ASC 810-10-65 amends and establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. ASC 810-10-65 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The adoption of ASC 810-10-65 did not have any impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued accounting guidance contained within ASC 815 “Derivatives and Hedging” (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB No. 133”). ASC 815-10-65 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of ASC 815-10-65 did not have any effect on the financial condition, results of operations or liquidity of the Company.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
In April 2008, FASB issued accounting guidance contained within ASC 350 “Intangibles Goodwill and Other” (formerly SFAS No 142 “Goodwill and Other Intangible Assets”) for the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350-30 “General Intangibles other than Goodwill” The intent of this ASC is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 “Business Combinations,” (formerly SFAS No. 141(R), “Business Combinations” ) and other U.S. GAAP. This ASC is effective for FreeSeas for fiscal year beginning January 1, 2009. Early adoption was prohibited. The adoption of ASC 350, as amended, did not have any effect on the Company’s consolidated financial statements.
In May 2008, the FASB issued accounting guidance contained within ASC 855 “Subsequent Events” (formerly SFAS No. 165) which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: a) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements b) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements c) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted ASC 855 for the financial period ended June 30, 2009.
In June 2008, FASB issued accounting guidance contained within ASC 815 “Derivatives and Hedging” for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. According to ASC 815-40-15-6 “Contracts in Entity’s Own Stock” an instrument or embedded feature that is both indexed to an entity’s own stock and potentially settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. ASC 815-40-15-6 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement. The Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The adoption of ASU 815-40-15-6 did not have any impact on the Company’s financial position and results of operations.
In October 2008, the FASB issued additional guidance within ASC 820-10-65-2,Fair Value Measurements and Disclosures (formerly SFAS No. 157 “Fair Value Measurements”) which clarifies the application of ASC 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This standard applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820-10-05-1. The standard was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“ASC 250 -10-05-1“Accounting changes and Error Corrections”).

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
The disclosure provisions of ASC 250 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of ASC 820-10-65-2 did not have a material effect on the Company’s consolidated financial statements.
In April 2009, the FASB issued ASC No. 820-10-35,” Fair Value Measurements and Disclosures — Subsequent Measurement”, which discusses the provisions related to the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased, which was previously discussed in FSP SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. ASC 820-10-35 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-35 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-35 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. In accordance with FASB ASC No. 820-10-65, “Transition Related to FASB Statement No. 157-4,” the above provisions are effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively The adoption of this statement did not have any impact on the Company’s financial condition or results of operations.
In April 2009, the FASB issued accounting guidance within ASC 825,“Financial Instruments” (formerly FASB Staff Position 107-1, “Interim Disclosures about Fair Value of Financial Instruments”). ASC 825-10-65-1 requires an entity to provide the annual disclosures required by ASC 825-10-65, Disclosures about Fair Value of Financial Instruments, in its interim consolidated financial statements. This standard is applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have any impact on the Company’s financial condition or results of operations.
In June 2009, the FASB issued accounting guidance within ASC 860, “Transfers and Servicing” (formerly SFAS No. 166, “Accounting for Transfers of Financial Assets”). ASC 860 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company does not anticipate that the adoption of ASC 860 will have any effect on the Company’s consolidated financial statements.
In June 2009, the FASB issued accounting guidance contained within ASC 810, “Consolidation”, regarding the consolidation of variable interest entities (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”).. The Board’s objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation 46(R), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860 formerly SFAS No. 166, “Accounting for Transfers of Financial Assets”), and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
Earlier application is prohibited. The Company does not anticipate that the adoption of ASC 810 will have any effect on the Company’s consolidated financial statements.
3. Related Party Transactions
Purchases of services
All Company’s vessels receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement provides for a monthly technical management fee of $15 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30, then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate).
On September 17, 2009, each of the Company’s ship-owning subsidiaries amended its management contract with Free Bulkers effective from October 1, 2009, increasing the monthly technical management fee to $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance.
FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the Company’s commercial management of the fleet.
Effective January 1, 2008, the Company began to pay an annual fee of $500 to Free Bulkers as compensation for services related to FreeSeas’ accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. On October 1, 2008, the Company entered into an amended and restated services agreement. In connection with the amendment of the services agreement, Free Bulkers is also now responsible for executing and supervising all of the Company’s operations based on the strategy devised by the board of directors and subject to the approval of the Company’s board of directors. Free Bulkers is responsible, among other things, for general administrative, office and support services necessary for the Company’s operations and the Company’s fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising the Company’s board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for us. The annual fee for the services provided under the amended services agreement was agreed to $1,200 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35, then the management fee payable for the following month will be increased, so that the amount payable in $ will be the equivalent in Euro based on 1.35 $/Euro exchange rate), including the $500 mentioned above. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with Free Bulkers. Such termination fee would currently range from $85,000 to $96,000 depending on the $/Euro exchange rate.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
On September 17, 2009, FreeSeas amended its services agreement with Free Bulkers pursuant to which the annual fee of $1,200 was increased to $1,422, effective October 1, 2009.
Fees and expenses charged by Free Bulkers are included in the accompanying condensed consolidated statements of income in “Management fees to a related party” and “General and administrative expenses”. The total amounts charged for the nine-month periods ended September 30, 2009 and 2008 amounted to $2,236 ($1,312 of management fees and $924 of accounting fees) and $1,614 ($1,239 of management fees and $375 of accounting fees), respectively.
The balance due from Free Bulkers as of September 30, 2009 and December 31, 2008 was $1,356 and $1,634, respectively. Amounts charged by related parties for office space during the nine-month periods ended September 30, 2009 and 2008 were $118 and $134, respectively.
FreeSeas received from First Business Bank (FBB), a loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008, and as of September 30, 2009 has an outstanding balance of $22,500. One of the Company’s major shareholders holds a substantial interest in FBB. Interest charged under the loan facility for the nine month period ended September 30, 2009 and September 30, 2008, amounts to $453 and $533, respectively, and is included in the interest and finance cost in the accompanying condensed consolidated statements of income.
Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, the Company’s chairman, chief executive officer and president, is associated with a ship-brokering company named Navar Inc. Free Bulkers and Safbulk use Navar Inc., from time to time, as one of the shipping brokers for the Company’s fleet. During the nine-month period ended September 30, 2009 and 2008, Navar Inc. charged the Company commissions of $49 and nil, respectively, which are included in “Voyage Expenses” in the accompanying condensed consolidated statements of income. The balance due to Navar Inc. as of September 30, 2009 and December 31, 2008 was $37 and $12, respectively.
4. Fixed Assets, Net

		Accumulated
	Vessel Cost	Depreciation	Net Book Value
December 31, 2008	$298,514	$(23,109)	$275,405
Additions	11,282	—	11,282
Depreciation		(11,996)	(11,996)

September 30, 2009	$309,796	$(35,105)	$274,691

On August 5, 2009 the Company agreed to purchase the M/V Free Neptune from an unaffiliated third party for approximately $11,000 plus expenses directly related to the purchase amounting to $282. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. With the acquisition of the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The Company financed the acquisition using cash on hand which was raised as part of the Company’s follow on equity offering in July 2009 (as discussed in Note 9 below).
During the nine months ended September 30, 2008, the Company acquired the M/Vs Free Knight, Free Impala, Free Lady and Free Maverick for a total purchase cost of $182,539.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Notes 7 and 11 below.
Depreciation. Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 “Accounting Changes and Error Corrections,” was to increase net income for the nine-month period ended September 30, 2009 by $720 or $0.03 per share.
5. Back-log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The back-log asset relating to the acquisition of the Free Maverick, which was acquired in September 2008, was fully amortized during the nine-month period ended September 30, 2009. The amortization for the nine month period ended September 30, 2009 amounted to $907 as compared to $219 for the respective period of 2008.
6. Derivatives Financial Instruments at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.
During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of income, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.
Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $9,713 and $5,199 as of September 30, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in 2009 and 2008.
The changes in fair value of the Company’s two interest rate swaps resulted in an unrealized gain of $416 and an unrealized loss of $(90) for the nine month periods ended September 30, 2009, and 2008, respectively, which is separately reflected in the accompanying condensed consolidated statements of income.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
Effective January 1, 2008, the Company adopted accounting guidance issued by the FASB and contained within ASC 820 (formerly SFAS No. 157). ASC 820-10-05-1 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP No. 157-2, the Company deferred the adoption of ASC 820 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of the provisions of ASC 820 did not have a material impact on the Company’s fair value measurements.
The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy. The Company classifies the derivative financial instruments within Level 2 of the fair value hierarchy.
7. Long-Term Bank Debt
As of September 30, 2009, the Company’s bank debt is as follows:

		CREDIT
	HBU	SUISSE	FBB	Total
December 31, 2008	$53,850	$81,750	$24,750	$160,350
Additions	—	—	—	—
Payments	(8,850)	(11,500)	(2,250)	(22,600)

September 30, 2009	$45,000	$70,250	$22,500	$137,750

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels.
On March 20, 2009, the Company entered into a term sheet with Hollandsche Bank-Unie N.V. (“HBU”), pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV, amounting to $27,100, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility will bear interest at the rate of 3.00% above LIBOR, increased by a “liquidity premium” to be determined following the signing of the restated agreement. The existing conditional HBU overdraft facility III amounting to $3,000 was terminated upon the refinancing of the balloon payment.
On September 15, 2009, the Company executed a restated agreement with HBU based on the aforementioned term sheet, amending the loan-to-value ratio introduced in the term sheet and incorporating the modified interest coverage and debt service coverage ratios introduced in the waiver letter obtained on July 17, 2009 as discussed below. The new facility bears interest at the rate of 4.25% above LIBOR.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.
The weighted average interest rate for the nine month periods ended September 30, 2009 and 2008 was 2.4 % and 4.1%, respectively. Interest expense incurred under the above loan agreements amounted to $2,684 and $3,270 for the nine month periods ended September 30, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited condensed consolidated statements of income.
The Company’s loan agreements contain various financial covenants as follows:
a)	Credit Suisse loan agreement: i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

b)	FBB loan agreement: i) the Company should maintain an average corporate liquidity of at least $3,000, the free cash balance as of September 30, 2009 being $2,786; ii) the leverage ratio of the corporate guarantor should not at any time exceed 68%; iii) the ratio of EBITDA to net interest expense must not be less than 3; iv) the fair market value of the financed vessel must not be less than 130% of the outstanding loan balance.

c)	HBU loan agreement: i) the interest coverage ratio should not be less than 3.75; ii) the debt service coverage ratio should not be less than 1.00; iii) the gearing ratio should not exceed 2.5; iv) the outstanding loan balance should not be more than 70% of the fair market value of the financed vessels.
In the event of non-compliance with the covenants prescribed in the loan agreements, including due to a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.
As of December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009, the Company was not in compliance with certain loan covenants set forth in its loan agreements and has obtained the following waivers:
Credit Swiss loan agreement
On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
On November 6, 2009, Credit Suisse agreed to reduce the market value-to-loan covenant on its revolving credit facility until April 2011 (see Note 11).

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
FBB loan agreement
On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extend the waiver related to the value to loan covenant up to July 1, 2010, which discussions were concluded on July 17, 2009.
As discussed in note 11 below, in November 2009 the Company entered into an agreement with FBB to refinance the Company’s existing indebtedness with FBB.
HBU loan agreement
On March 20, 2009, based on the term sheet discussed above, HBU agreed to waive any breach of the 70% loan-to value-ratio in the Company’s existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value-to-loan covenant ratio was introduced to the existing credit agreement, as well as to the new $27,100 facility discussed above and is as follows: (i) 100% as per July 1, 2010, (ii) 110% as per July 1, 2011, (iii) 120% as per July 1, 2012 and (iv) 125% as per December 31, 2012. In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities increased from 1.30% above LIBOR to 2.25% above LIBOR. In May 2009, the Company initiated discussions with HBU in order to obtain waivers for the covenants relating to the interest coverage ratio and debt service coverage ratio which, according to management estimates, was not probable of being met in the twelve-month period following the balance sheet date. These discussions were concluded on July 17, 2009 when the Company obtained a waiver amending the terms of these covenants for a period up to and including December 31, 2010.
Furthermore, on September 15, 2009, following the conclusion of the agreement discussed above, the new value-to-loan covenant ratio introduced by the term sheet, was further amended as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and v) 125% from December 31, 2012 onwards. Interest will decrease to 1.30% above LIBOR at such time as the value to loan ratio is greater than 70%. Moreover, based on the amended and restated agreement an amount equal to 10% of any equity offering proceeds received by the Company (with a maximum of $3,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU Facilities. Additionally, the Company is required to make at the end of each fiscal year prepayments in the following aggregate amounts: (i) 75% of excess cash, in the event that the value-to-loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value-to-loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value-to-loan ratio is less than 110% or (iv) no prepayment shall be made, in the event that the value-to-loan ratio is equal to or greater than 110%.
Based on the amended and restated loan agreement entered between the Company and HBU, effective September 15, 2009 the interest coverage ratio was amended to be defined as EBITD/Net financing charges (instead of EBIT/Net financial charges) and is to be at least 3.75 (instead of 2.5) up to and including July 1, 2010; thereafter the ratio to be at least 3.00 up to and including December 31, 2010; The debt service ratio covenant was amended to be not less than 1.00 (instead of 1.10) up to and including December 31, 2010. These ratios will be calculated on a 12-month rolling basis and will be reexamined for the year 2011 based on the prevailing market conditions at that time.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
Based on the waivers and waiver renewals discussed above, the new secured term loan with FBB and the amendment of hull coverage ratio with Credit Suisse discussed in Note 11 below, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months and the amount of $1,691 corresponding to 10% of July’s equity offering proceeds, which shall be applied as a prepayment of the HBU facilities.
The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of September 30, 2009:

	Long-term debt repayment due by period
	Total	Up to 1 year	1 – 3 years	3 – 5 years	More than 5 years
HBU	$45,000	$7,091	$10,800	$23,609	$3,500
CREDIT SUISSE	70,250	8,000	16,000	16,000	30,250
FBB	22,500	2,250	6,363	6,700	7,187

As of September 30, 2009	$137,750	$17,341	$33,163	$46,309	$40,937

The prevailing and anticipated charter rates and vessel values may not be sufficient to bring the Company into compliance with certain of its debt covenants in the future, upon expiration of the waivers received from the Company’s lenders. Management is in continuous contact with the lending banks and currently believes that the Company will cure any event of non-compliance in a timely manner. In addition, management currently expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose. There can be no assurance however that once the waivers discussed above expire, and in the event of non — compliance with such debt covenants in the future years, the lenders will further extend the waiver periods.
8. Commitments and Contingencies
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. The Company worked in consultation with insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. Of the $9,500 settlement amount, the hull and machinery underwriters paid $8,500 and the remaining $1,000 balance represents the amount which is expected to be recovered upon completion of the average adjustment and apportionment between insurers. As at September 30, 2009, the outstanding balance of the specific claim receivable amounted to $8,640. The Company believes that the amount of the claim will be recovered in full.
On April 7, 2009, the vessel M/V Free Impala suffered from engine breakdown at Honolulu. Total cost of repairs performed and other costs incurred are claimable from hull and machinery underwriters. The expenses relating with this incident have been submitted to the adjusters’ surveyor and surveyor report is expected in the following months. As at September 30, 2009, the balance of the specific claim receivable amounts to $233. The Company believes that the amount of the claim will be recovered in full.
On June 2, 2009 and while M/V Free Goddess was performing annual class inspections at the port of Sluiskil at Netherlands excessive clearances were found in way of the rudder bush. The vessel was loaded and was allowed to sail to the discharge port. Upon completion of discharge the vessel sailed back to the Netherlands where the repairs took place. The costs incurred are claimable from hull and machinery underwriters. As at September 30, 2009, the balance of the specific claim receivable amounts to $213. The Company believes that the amount of the claim will be recovered in full.
9. Shareholders’ Equity
On September 17, 2009, the Company’s shareholders approved at the Annual Meeting of Shareholders an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.
The purchase option granted to the underwriters of initial public offering of the Company’s 12,500 Series A Units and 65,000 Series B Units expired on July 29, 2009 without being exercised.
On July 28, 2009, the Company completed the registered offering of 10,041,151 shares of common stock at $1.80 per share, which includes 1,309,715 shares issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,258, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 4 above, for general working capital purposes, and an amount of $1.7 million is to be applied against the outstanding balance with HBU as discussed in Note 7. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
On July 29, 2009, the Company extended the expiration date and reduced the exercise price for its 786,265 outstanding Class W warrants currently listed under the ticker FREEW. The expiration date of the Class W warrants is extended to December 31, 2009 and the exercise price per share reduced to $2.50. The original expiration date of the Class W warrants was July 29, 2009 and the original exercise price per share was $5.00. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock. All other terms of the Class W warrants remain unchanged.
10. Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include 170,000 options for common shares under the Company’s stock compensation plan, of which 140,000 are vested as of September 30, 2009,and 2,591,271 outstanding warrants.
The components for the calculation of basic earnings per share and diluted earnings per share are as follows:

	September 30, 2009	September 30, 2008
Numerator:
Net income	$7,222	$13,826
Weighted average common shares outstanding	23,525,298	20,950,346
Diluted weighted average common shares outstanding	23,525,298	22,330,808
Dilutive potential common shares:
Options	—	22,313
Warrants	—	1,358,149

Dilutive effect	—	1,380,462
Earnings per share:
Basic earnings per common share	$0.31	$0.66
Diluted earnings per common share	$0.31	$0.62
In the event all of the Company’s outstanding options and warrants as of September 30, 2009 were exercised, these would result in proceeds of $12,146 to the Company.

FREESEAS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(All amounts are expressed in thousands of United States dollars, except for share data)
11. Subsequent Event:
The Company has evaluated subsequent events through November 26, 2009, at which date financial statements were available to be issued.
Loan amendments and waivers obtained:
(i)	On November 6, 2009, Credit Suisse has agreed to reduce the market-value-to-loan covenant from 135% to 115% from April 1, 2010 until April 1, 2011 under its revolving credit facility with the Company.

(ii)	On November 11, 2009, the Company reached an agreement for a new secured term loan of $27,750 through FBB to refinance its existing loan of $21,750 on the M/V Free Impala and to receive additional liquidity of up to $6,000.

The repayment schedule of the new term loan is as follows: 28 quarterly consecutive repayment installments, the first four installments in the amount of $500 each, followed by 24 installments in the amount of $837.5 plus a balloon in the amount of $5,650 payable together with the last (28th) installment. The first installment is payable three months from drawdown. This new secured term loan decreases the Company’s expected payments by an aggregate of approximately $1,000 for 2010.

The new secured term loan includes the following financial covenants: (i) interest cover ratio (defined as EBITDA over interest expenses) to be at least 3.00 (ii) corporate liquidity to be on average $3,000 and (iii) total liabilities divided by total assets (both net of cash) should not exceed 55%. These covenants are to be tested on an annual basis commencing with the fiscal year ending December 31, 2010. The new secured term loan includes a security value covenant defined as the fair market value of the financed vessels to the outstanding loan balance. The security value should be at least (i) 100% up to June 30, 2010, (ii) 115% for the period July 1, 2010 to June 30, 2011 and (iii) 125% thereafter.

The Company has provided the M/V Free Impala and the newly acquired M/V Free Neptune as collateral to secure the new term loan with FBB. The interest rate under the new facility will be margin plus Libor.